EX-28.h.7.k

AMENDED AND RESTATED FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, dated as of ________, 2014, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of the World Core Equity Portfolio (formerly, Dimensional Retirement Equity Fund II) (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending the Amended and Restated Fee Waiver and Expense Assumption Agreement between the Fund, on behalf of the Portfolio, and Dimensional, dated February 28, 2014.

WHEREAS, Dimensional has entered into an Investment Advisory Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides investment management services for the Portfolio, and for which Dimensional is compensated based on the average net assets of the Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver and Expense Assumption by Dimensional.  Dimensional agrees to waive up to the full amount of the Portfolio’s management fee of 0.30% to the extent necessary to offset the proportionate share of the management fees paid by the Portfolio through its investment in other funds managed by Dimensional (the “Underlying Funds”) (including the Portfolio’s proportionate share of any management fees that an Underlying Fund paid through its investment in an affiliated cash management fund). Further, Dimensional also agrees to assume the expenses of a class of the Portfolio to the extent necessary to reduce the ordinary operating expenses (including expenses incurred through its investment in other investment companies but excluding any applicable 12b-1 fees) (“Portfolio Expenses”) of a class of the Portfolio so that the Portfolio Expenses do not exceed 0.35% of the average net assets of a class of the Portfolio on an annualized basis (the “Portfolio Expense Limitation Amount”).

2.
Duty to Reimburse Dimensional.  If, at any time, the Portfolio Expenses are less than the Portfolio Expense Limitation Amount of a class of shares of the Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the Portfolio Expense Limitation Amount identified above.  There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.
Duration and Termination.  This Agreement shall continue in effect through February 28, 2015, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement for the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL FUND ADVISORS LP	DFA INVESTMENT DIMENSIONS GROUP INC.
By: DIMENSIONAL HOLDINGS INC., General Partner

By: ____________________________	By: ____________________________
Name: _________________________	Name: _________________________
Title: ___________________________	Title: ___________________________